AMENDMENT NO. 1 TO
PREFERRED STOCK RIGHTS AGREEMENT
This Amendment No. 1 to the Preferred Stock Rights Agreement (this “Amendment”) is dated as of April 8, 2024 (the “Effective Date”), and amends the Preferred Stock Rights Agreement, dated as of September 21, 2023 (the “Rights Agreement”), between Cue Health Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as rights agent (the “Rights Agent”). Capitalized terms used in this Amendment and not otherwise defined have the meaning given to them in the Rights Agreement.
RECITALS
A.    WHEREAS, in accordance with Section 27 of the Rights Agreement, for so long as the Rights are redeemable, the Company may in its sole discretion supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights Certificates, Preferred Stock or Common Stock, and the Rights Agent must, if the Company so directs, execute such supplement or amendment.
B.    The Rights are currently redeemable and no person is an Acquiring Person.
C.    The Company, acting through a committee of the Board, has determined to amend the Rights Agreement.
D.    The Company has delivered to the Rights Agent a certificate stating that this Amendment complies with Section 27 of the Rights Agreement.
AGREEMENT
The Parties therefore agree as follows:
Section 1.Amendment of the Rights Agreement. The Rights Agreement is amended by adding the following as a new Section 38:
Section 38. Certain Permitted Activities. Notwithstanding anything to the contrary in this Agreement, no Person (or any of such Person’s Affiliates or Associates) will be deemed to be the Beneficial Owner of, or be deemed to Beneficially Own or have Beneficial Ownership of, any securities of the Company held by another Person solely as the result of engaging in discussions, or entering into any agreement, arrangement or understanding (whether or not in writing), with any other any other Person (or any of such Person’s Affiliates or Associates) concerning the structuring, making or negotiating of any proposal to the Company contemplating the acquisition by such Persons (or any of such Persons’ Affiliates or Associates) of shares of Common Stock in a negotiated transaction (or series of related transactions) that has been approved in advance by the Board (or an authorized committee thereof).

Section 2.No Other Amendment; Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Rights Agreement and its exhibits remain in full force and effect in all respects without any modification. This Amendment will be deemed an amendment to the Rights Agreement and will become effective on the Effective Date. In the event of a conflict or inconsistency between this Amendment and the Rights Agreement and its exhibits, the provisions of this Amendment will govern.
Section 3.Further Assurances. Each of the Parties will cooperate and take such action as may be reasonably requested by the other Party in order to carry out the provisions and purposes of this Amendment, the Rights Agreement and the transactions contemplated hereunder and thereunder.
Section 4.Miscellaneous Provisions. Agreement. All references to the “Agreement” set forth in the Rights Agreement will be deemed to be references to the Rights Agreement as amended by this Amendment. Section 31, Section 32, Section 33 and Section 34 of the Rights Agreement will apply to this Amendment mutatis mutandis.
[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first written above.

CUE HEALTH INC.

By:	/s/ Clint Sever
Name:	Clint Sever
Title:	Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Michael J. Lang
Name:	Michael J. Lang
Title:	EVP, Equity Markets

[Signature Page to Amendment No. 1 to Preferred Stock Rights Agreement]